

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 21, 2006

Mr. Almir Guilherme Barbassa
Chief Financial Officer and Investor Relations Officer
Brazilian Petroleum Corporation
Avenida Republica do Chile, 65
20031-912 – Rio de Janeiro – RJ
Brazil

> **Re: Brazilian Petroleum Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
> **File No. 001-15106**

Dear Mr. Barbassa:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Engineering Comments

Presentation of Information Concerning Reserves, page 6

1.   We note your statement, "On January 16, 2006, we filed reserve estimates for Brazil with the *Agência Nacional de Petróleo* (the National Petroleum Agency, or the ANP), in accordance with Brazilian rules and regulations, totaling 11.36 billion barrels of crude oil and NGLs and 11,206.57 billion cubic feet of natural gas." Tell us whether you have publicly disclosed these volumes in Brazil and, if so, whether you are compelled to do so by Brazilian statute. Please explain to us the reason(s) that these gas reserve volumes are approximately 1 TCF less than those you have disclosed with us. You may contact us for guidance on this or any other matter.

Exploration, Development and Production, page 31

Exploration Activities, page 35

2.   We note your statements here:

- "The Papa-Terra field …with <u>recoverable volumes</u> that we believe may reach 700 million to 1 billion boe."

- "In the offshore Santos Basin we discovered light crude oil and gas in the Tambaú and Uruguá fields, with <u>recoverable volumes</u> of more than 270 million boe."

   Such disclosure of unproved hydrocarbon volumes is prohibited per Paragraph 1.(b)ii of the Instructions to Item 4.D of Form 20-F. Please amend your future documents to comply with this requirement.

Reserves, page 42

3.   We note your statement, "DeGolyer and MacNaughton, or D&M, reviewed and certified 90.6% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2005." With a view towards possible disclosure, please explain in detail the procedures by which your reserve estimates were certified. As a minimum:

- Furnish to us the certification report;

- Tell us the portion of your reserve estimates that were tested (i.e. independently estimated) by D&M and the outcome of such testing. Include a spreadsheet comparison between your reserve figures and those of D&M for those properties tested with a narrative to explain any significant differences;

- Tell us whether D&M verified the accuracy and completeness of ownership interests, oil and gas production history, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production.

- Please describe the nature of your relationship with D&M. Address whether you have a contingent fee arrangement and describe (with associated fees) any non-certification services provided during any of the pertinent periods.

Please direct these supplemental response materials to the attention of Ronald M. Winfrey, Petroleum Engineer at the address specified below.

4.   Please affirm to us that your disclosed proved reserves claimed under production sharing agreements do not differ materially from the volumes that would be calculated by the "economic interest method". If you cannot so affirm, furnish to us a compilation of the differences. This method is discussed under Issues in the Extractive Industries | Definitions of Proved Reserves |Production Sharing Agreements on our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537.

Venezuelan Activities, page 69

5.   You disclose that your operating service agreement with PDVSA provides for "(1) a variable fee based on production volumes plus (2) an additional fee for reimbursement of capital expenditures." The hydrocarbon volumes associated with this activity appear to conform to Financial Accounting Statement 69, paragraph 13 and should be disclosed separately, if significant. Please amend your future documents to disclose separately any significant volumes associated with this and other such similar agreements.

Consolidated Financial Statements, page F-1

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-138

Reserve Quantities Information, page F-144

6.   We note the disclosure of your proved and proved developed reserves. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

-    In undrilled fault blocks;

-    Below the lowest known – penetrated and assessed - structural occurrence of hydrocarbons;

-    At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact April Sifford, Branch Chief, at (202) 551-3684 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Francesca Lavin
        Cleary Gottlieb Steen & Hamilton LLP
        (212) 225 - 3999